UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Innovative Eyewear, Inc.

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

45791D208

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐	Rule 13d-1(b)
b.	☒	Rule 13d-1(c)
c.	☐	Rule 13d-1(d)

*The	remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45791D208

1.	Names of Reporting Persons.

Mitchell P. Kopin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	126,073

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	126,073

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	126,073 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	4.99% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 45791D208

1.	Names of Reporting Persons.

Daniel B. Asher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	126,073

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	126,073

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	126,073 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	4.99% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 45791D208

1.	Names of Reporting Persons.

Intracoastal Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	126,073

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	126,073

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	126,073 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	4.99% (see Item 4)

12.	Type of Reporting Person (See Instructions)

OO

This Amendment No. 1 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 9, 2024 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 2.

(e) CUSIP Number

45791D208

Item 4. Ownership.

(a) and (b):

As of the close of business on September 30, 2024, each of the Reporting Persons may have been deemed to have beneficial ownership of 126,073 issuable upon exercise of a warrant held by Intracoastal (“Intracoastal Warrant 1”), and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 4.99% of the Common Stock, based on (1) 2,400,452 shares of Common Stock outstanding as of September 24, 2024, as reported by the Issuer, plus (2) 126,073 issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 31,823 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock, (II) 78,948 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal (“Intracoastal Warrant 2”) because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock, (III) 23,750 shares of Common Stock issuable upon exercise of a third warrant held by Intracoastal (“Intracoastal Warrant 3”) because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock, (IV) 61,476 shares of Common Stock issuable upon exercise of a fourth warrant held by Intracoastal (“Intracoastal Warrant 4”) because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock, (V) 23,750 shares of Common Stock issuable upon exercise of a fifth warrant held by Intracoastal (“Intracoastal Warrant 5”) because Intracoastal Warrant 5 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 5 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock, (VI) 61,476 shares of Common Stock issuable upon exercise of a sixth warrant held by Intracoastal (“Intracoastal Warrant 6”) because Intracoastal Warrant 6 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 6 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock and (VII) 4,721 shares of Common Stock issuable upon exercise of a seventh warrant held by Intracoastal (“Intracoastal Warrant 7”) because Intracoastal Warrant 7 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 7 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 412,017 shares of Common Stock.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote:    0   .

(ii) Shared power to vote or to direct the vote:      126,073      .

(iii) Sole power to dispose or to direct the disposition of      0     .

(iv) Shared power to dispose or to direct the disposition of      126,073     .

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager